Exhibit (a)(5)(B)

Employee Benefits Question & Answer Guide Stock Repurchase Program—June 2006

Retirement Plans

Q1.
Does the tender offer affect the shares of Tribune common stock held in the retirement plans?

  Yes. The tender offer to Tribune common stockholders is being made for up to 53 million shares of Tribune common stock, including shares held in the retirement plans.

Q2.
Does the tender offer apply to shares held in my ESOP account?

  The tender offer applies to shares held in the Tribune Company Stock Fund in all retirement accounts, including your ESOP account balance, if any. If you elect for less than 100 percent of your stock to be tendered, the tendered shares will be transferred out of your retirement accounts on a pro-rata basis.

Q3.
Does the tender offer apply to shares I am acquiring through ongoing payroll deductions that are allocated to the Tribune Company Stock Fund in my retirement plan?

  Yes, the percentage of shares you elect to tender will be based on shares in your account as of June 22, 2006.

Q4.
What will happen to the Tribune Stock Fund during the tender offer process?

  The Tribune Stock Fund is open to normal activity (transfers, contributions, etc.) through 4 p.m., Eastern time, on Thursday, June 22, 2006—the day tender elections are due from participants in the retirement plans. Effective June 23, 2006, anyone who has made a tender election of any percentage of their account will have a "hold" placed on their stock account. No transactions or transfers will be allowed out of the stock account until the tender offer is settled which may be up to seven business days following the expiration of the tender offer period.

  Once the tender offer is completed, shares that have been tendered will be sold and the proceeds transferred to the Vanguard Prime Money Market Institutional Fund. Shares that are not tendered will remain in the Tribune Stock Fund and the hold will be removed, allowing for future transactions and transfers.

Q5.
How much will be paid for shares of Tribune Company common stock that I elect to tender?

  The "purchase price" will be determined by means of a modified "Dutch Auction." You elect what percentage of shares you would like to tender and at what price(s) between $28 and $32.50. A "purchase price" of between $28 and $32.50 will be determined after the tender closes.

Q6.
The letter and instruction form indicate proceeds from the sale of my shares will be invested in the Vanguard Prime Fund, what is that?

  The Vanguard Prime Fund is the Vanguard Prime Money Market Institutional Fund which is one of the investment options available under Tribune's retirement plans.

Q7.
May I continue to request transactions out of the Tribune Stock Fund while the tender offer is being considered?

  Yes. Until the freeze period begins at 4 p.m., Eastern time, on Thursday, June 22, 2006—the day tender elections are due from participants in the retirement plans (and again if the tender offer is extended, 4 p.m., Eastern time, on the date that is two business days prior to the expiration date of the tender offer), you may continue to make changes in your asset mix, including movement of assets out of the Tribune Stock Fund. If you submit instructions to tender your shares but you move all of your assets out of the Tribune Stock Fund before Thursday, June 22, 2006, your tender instructions will be disregarded.

Q8.
What happens if I tender my shares and the tender offer is successful?

  If your tender price or prices (as adjusted, see below) is equal to or less than the purchase price, the percentage of shares you elect to tender at those prices will (subject to proration, see Q39 below) be purchased by the company at the purchase price determined in the tender offer. Cash proceeds from the sale of your shares will be invested in the Vanguard Prime Money Market Institutional Fund in your retirement account.

  Important Retirement Plan provision: Under the Employee Retirement Income Security Act of 1974 (ERISA), a retirement plan cannot sell shares of stock to an employer at less than the prevailing market price. This means that the closing price of Tribune common stock on the date the tender offer expires may impact your election.

          EXAMPLE: If the stock closes at $30.13 on June 26, 2006 (the scheduled tender offer expiration date), all tender elections in the retirement plan at $30 or less will be increased to $30.25 (the closest tender price higher than the market price). Assuming you elected to tender shares at $29, your election would be adjusted to $30.25 under this provision. If the purchase price under the tender offer is less than $30.25 you will not have any shares tendered due to the adjusted tender price.

  If your tender price (or "adjusted" tender price) is higher than the purchase price—or if Tribune shares are trading at a price above $32.50 on the date the tender offer expires, your shares will not be surrendered for cash and will remain as they're currently invested.

  After the freeze period ends, log on to www.yourretirementbenefits.net/tribune or call the Hewitt Retirement Center at 800/872-2222, then select option 1 to review your account or rebalance your asset mix.

Q9.
What if I do not tender my shares and the tender offer is successful?

  Your shares will remain as they are currently invested.

Q10.
If the tender offer is successful and the proceeds from the sale of my stock are invested in the Vanguard Prime Money Market Institutional Fund, how soon can I move these proceeds to another fund?

  Once the proceeds are invested in your account you may request transactions by either logging on to www.yourretirementbenefits.net/tribune or by calling the Hewitt Retirement Center at 800/872-2222, then selecting option 1.

Q11.
What will happen to my tendered shares if the tender offer is not successful?

  Your shares will not be surrendered for cash and will remain as currently invested.

Q12.
Whom do I call if I have additional questions?

  Contact Georgeson Shareholder Communications, Inc. the information agent for the tender offer, at 866/767-8963 with any questions about the terms and conditions of the tender offer or how to tender your plan shares. The Hewitt Retirement Center can assist you with questions regarding the retirement plans as well at 800/872-2222, then select option 1.

Q13.
Can I get a check for the proceeds if I sell shares of stock from my retirement plan under the tender offer?

  No. The sale proceeds will be invested in the Vanguard Prime Money Market Institutional Fund.

Q14.
Are there tax consequences to selling shares of stock through this offer?

  Because tender offer proceeds will be held in your account, they will not be subject to current income taxes. However, there may be tax consequences if you tender shares that are held by the ESOP on the subsequent distribution of your ESOP account. You should consult with a financial or tax advisor before making your decision.

Q15.
I'm a beneficiary of my deceased spouse's retirement plan. Can I tender shares through this offer?

  Yes.

Q16.
I have shares in the Tribune Employee Stock Purchase Plan (ESPP) and the retirement plan, do I need to submit separate election forms?

  Yes.

Q17.
How long do I have before I must make a decision?

  You must make your election and mail it in so that the Trustee receives it no later than 5:00 p.m., Eastern time, on June 22, 2006.

Q18.
Can I move my entire account balance to the Tribune Stock Fund and then tender the shares in that account during the tender offer?

  Yes.

Q19.
Can I tender just my 401(k) shares and not my ESOP shares?

  No. Shares in both your 401(k) and ESOP accounts will be sold according to the same percentage you indicated on your election form.

Q20.
Why would I want to tender shares at a maximum of $32.50 when they were purchased through the 401(k) plan at a much higher price?

  The tender offer is designed to assist shareholders who are interested in tendering their Tribune stock now. Before you make your decision, you should consider consulting with a financial advisor.

Q21.
How will I know if Tribune has purchased my tendered retirement plan shares and when will my retirement plan account be updated to reflect shares that are tendered and purchased?

  The purchase will be reflected in your account as an exchange of the tendered shares, with the proceeds going into the Vanguard Prime Money Market Institutional Fund. You will receive a confirmation statement in the mail 5 to 7 days after this exchange takes place. The statement you receive will indicate the number of shares purchased, the price you received for those shares, and the market value of those shares.

Q22.
How many shares may I tender?

  You may tender equivalent shares of Tribune common stock allocated to your account as of June 22, 2006—the day the tender elections are due from participants in the retirement plans (unless the tender offer period is extended). The number of equivalent shares held in your account is calculated by dividing the value of your account allocated to the Tribune Stock Fund by the closing price of Tribune's common stock on the New York Stock Exchange on the last day of the tender offer period.

Q23.
How can I find out how many shares I have in my 401(k) account?

  Contact the Hewitt Retirement Center at 800/872-2222, then select option 1, or visit www.yourretirementbenefits.net/tribune.

Employee Stock Purchase Plan (ESPP)

Q24.
Can I tender shares under the ESPP?

  Yes. You will receive a separate instruction packet in the mail.

Q25.
Will I be subject to any penalties if I tender ESPP shares?

  If you tender shares that you have not held for at least two years, this will be considered a "disqualified disposition" for tax purposes. The 15 percent discount is recognized and taxed as ordinary income and will be included on your 2006 W-2. We encourage employees to discuss the tender offer with a tax advisor.

Q26.
Can I pick which shares I tender under the ESPP?

  No. Based on your election, the Plan Administrator will tender shares on a First In/First Out basis.

Q27.
Is there a fee for tendering ESPP shares in the tender offer?

  No.

Q28.
Who can I call with more ESPP questions?

  Contact Georgeson Shareholder Communications, Inc. the information agent for the tender offer, at 866/767-8963 with any questions about the terms and conditions of the tender offer or how to tender your shares. You may also call Computershare, the ESPP plan administrator, at 866/571-2091

Other Stock Plans

Q29.
Can I tender stock options?

  No, but employees who hold vested, unexercised stock options may exercise those options in accordance with their terms and then tender the newly acquired shares in the tender offer. You should evaluate this alternative carefully to determine if it would be advantageous based on, among other things, the stock option exercise price, the date of the stock option grant and the years left to exercise the options, the range of tender prices and the provisions for pro rata purchases by the Company as described in the tender offer document. Before you make your decision, you should consider consulting with a financial advisor.

Q30.
Can I tender unvested restricted stock or unvested restricted stock units?

  No, because of restrictions imposed on these shares and units.

General

Q31.
Which documents will I receive regarding the tender offer and what is the purpose of each?

•
Offer to Purchase, dated May 30, 2006.  This document, together with the letter of transmittal, describes all of the terms and conditions of the tender offer.

•
Letter of Transmittal.  This document is part of the tender offer. However, it must be filled out by the Trustee, not by you. If you hold shares outside of the retirement plans, then you may need to use the letter of transmittal to tender those shares. The letter of transmittal contains instructions on how to complete and sign it in order to properly tender those shares.

•
Letters to Retirement Plan and ESPP Plan Participants and Instruction/Election Forms.  If you decide to tender some or all of your shares, you must complete, sign and mail, or otherwise transmit, the appropriate election form or forms to the Trustee or Plan Administrator, as appropriate, in the enclosed pre-addressed envelopes if you wish to tender some or all of your retirement plan or ESPP shares. The completed election forms must be received by the Trustee or Plan Administrator by 5:00 p.m., Eastern time, on June 22, 2006 (unless the offer is extended, in which case the deadline for receipt of your instruction form will be extended until 5:00 p.m. on the date that is two (2) New York Stock exchange trading days before the new expiration date).

  •
  Reply Envelope(s).  A. If you decide to tender some or all of your shares, use these pre-addressed envelope(s) to mail the completed instruction form(s) to the Trustee or Plan Administrator, as appropriate.

Q32.
How do I fill out the election form for the retirement plan shares?

  When you fill out the retirement plan election form, you must first choose from numbers 1-3 which list your choices to tender. If your selection is #1 (I do not want to tender shares), you do not need to complete the form. If you choose, you may mark box #1, sign, date and mail the form in the return envelope. However, since the default if no form is submitted is "do not tender," it is not necessary to complete a form.

  If you select #2 or #3, which provides for a tender election (#2 for all shares, #3 for a specific percentage of your shares), you then MUST select either #4 or #5 to tell the company the price at which you would be willing to tender.

  If you select #4, you are saying you want to take the tender price no matter what it is (subject to the retirement plan adjustment as described in question 8 above).

  If you want to select a price or prices, you must complete #5 and select the percentage of your shares you would be willing to tender at each price. For example, if you elected to tender all of your shares (#2) you could say, I am willing to tender 50% of them at the price of $29.50, but I want to hold out on the remaining 50% of my shares for a price of $32.00. In this case, you would place 50% next to the $29.50 price and 50% next to the $32.00 price. Since you are electing to tender all of your shares, the total must equal 100%.

  If you elect #3 and indicate a percentage less than 100%, then the total percentage you elect in #5 must equal the percentage in #3. For example, if you elected to tender 50% of your shares in #3 you could say, I am willing to tender 50% of them at the price of $29.50, but I want to hold out on the remaining 50% of my shares for a price of $32.00. In this case, you would place 25% next to the $29.50 price and 25% next to the $32.00 price. Since you are electing to tender 50% of your shares, the total must equal 50%.

  Make sure to mail the retirement plan instructions to the Northern Trust Company in the envelope provided in sufficient time so that it is received by 5 p.m., Eastern time, on June 22, 2006 (unless the offer is extended, in which case the deadline for receipt of your instruction form will be extended until 5:00 p.m. on the date that is two (2) New York Stock exchange trading days before the new expiration date).

Q33.
How do I fill out the form for the ESPP shares?

  The election form for the ESPP is different than the election form for the retirement plans.

  When you fill out the form, you must first choose from numbers 1-3 which list your choices to tender. If your selection is #1 (I do not want to tender shares) you do not need to complete the form. If you choose, you may mark box #1, sign, date and mail the form in the return envelope. However, since the default if no form is submitted is "do not tender", it is not necessary to complete a form.

  If you select #2 or #3, which provides for a tender election (#2 for all shares, #3 for a specific percentage of your shares), you then MUST select either #4 or #5 to tell the company the price at which you would be willing to tender.

  If you select #4, you are saying you want to take the tender price no matter what it is.

  If you want to select a price, you must complete #5 and select the price at which you would like to tender the shares elected in either #2 or #3.

  If you want to tender shares at different prices, you must complete additional forms for each price. For example, if you would like to tender 50% of your at the price of $29.50 you would elect 50% in #3 and select $29.50 under #5. If you wanted to tender and additional 25% of your shares at $32.00, you would complete a separate form electing 25% under #3 and electing $32.00 under #5.

  The ESPP form includes 2 additional boxes not appearing on the Retirement Plan form.

  Box #6 should be marked if you are submitting more than one election form. This is the case if you are choosing more than one price.

  Box #7 allows you to select a minimum number of shares to be purchased. As the company may be purchasing only a portion of the shares at a certain price, this allows you to indicate the minimum number of shares to purchase in the event of a pro-rata purchase. You do not need to complete this box unless you want to declare a minimum.

  Make sure to mail the ESPP election to Computershare in the envelope provided in sufficient time so that it is received by 5 p.m., Eastern time, on June 22, 2006 (unless the offer is extended, in which case the deadline for receipt of your instruction form will be extended until 5:00 p.m. on the date that is two (2) New York Stock Exchange trading days before the new expiration date).

Q34.
Why must I direct the amount of shares to sell by percentage, rather than a set number of shares?

  A percentage designation allows the Trustee or Plan Administrator to take into account transactions involving shares that might be affected after you complete and send your instruction form to the Trustee or Plan Administrator, such as additional contributions, exchanges or distributions of shares. The percentage designation allows the Trustee or Plan Administrator to tender your shares based on the actual number of shares in your account as of the tender date.

Q35.
What if I have shares in my account AND hold shares outside of my account?

  If you have shares in one of the retirement plans and also own other shares (either in your possession or held by a bank or brokerage firm, or otherwise) outside of your account, you will receive two or more sets of tender offer materials. You should be careful to follow the different instructions that apply for tendering each kind of shares.

Q36.
Who will know whether I tendered my shares?

  Your directions to the Trustee will be kept confidential.

Q37.
Can I change my mind and direct the Trustee or Plan Administrator to withdraw shares that I previously instructed them to tender?

  Yes, by completing the following steps:

  •
  You must send a written "notice of withdrawal" to the Trustee or Plan Administrator.

  •
  For retirement plan shares you may fax your notice to the Trustee's tabulation agent, Ellen Philip Associates, at: 212/645-8046. For ESPP shares you may fax your notice of withdrawal to Computershare at: 781/380-3388

  •
  The notice of withdrawal must (i) be signed by you in the same manner as the original election form was signed, (ii) include your name and Social Security Number and (iii) state that you are directing the Trustee or Plan Administrator to withdraw shares that you previously directed the Trustee or Plan Administrator to tender on your behalf.

  •
  The Trustee or Plan Administrator must receive the notice of withdrawal before 5:00 p.m., Eastern Time, on June 22, 2006 (unless the tender offer is extended, no later than 5:00 p.m., Eastern Time, on the date that is two (2) New York Stock Exchange trading days before the rescheduled expiration date).

Q38.
Can I direct the Trustee or Plan Administrator to re-tender my shares?

  Yes. If, after directing the Trustee or Plan Administrator to withdraw your previously tendered shares, you wish to re-tender some or all of the same shares, you must complete another instruction form and return it to the Trustee or Plan Administrator by 5:00 p.m., Eastern time, on June 22, 2006 (unless the offer is extended, in which case the deadline for receipt of your instruction form will be extended until 5:00 p.m. on the date that is two (2) New York Stock exchange trading days before the new expiration date).

Q39.
Will Tribune purchase all shares that I direct the Trustee or Plan Administrator to tender?

  It depends on the total number of shares tendered by all stockholders at or below the purchase price, and the price (or prices) at which you direct the Trustee or Plan Administrator to tender your shares.

  •
  If you tender your shares at a price above the purchase price determined by Tribune according to the tender offer, Tribune will not purchase your shares.

  •
  If you tender your shares at or below the purchase price or you instruct to tender your shares at whatever purchase price Tribune determines, then Tribune will purchase your shares according to the tender offer.

  •
  Because of the "odd lot" priority, proration and conditional tender provisions described in the offer to purchase, Tribune may not purchase all of the shares that you tender at or below the purchase price. See Sections 1 and 6 of the offer to purchase for a description of how the proration process works and for a description of the "odd lot" preference and conditional tenders. In addition, tenders of retirement plan shares may be impacted by the closing price of Tribune common stock on the date the tender offer expires. See Q8 above.

  •
  Shares held in your account that are tendered, but not purchased by Tribune, will remain in your account.

Q40.
Who do I call if I did not receive instructions in the mail regarding my Tribune holdings?

•
For shares you own outright: Georgeson Shareholder Communications—866/767-8963; or your broker if you hold shares in a brokerage account.

•
For shares held in the retirement plans: Hewitt Retirement Center—800/872-2222 (option #1)

•
For shares held in the Employee Stock Purchase Plan: Computershare—866/571-2091